UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number 001-06706

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Badger Meter Employee Savings and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Badger Meter, Inc.

4545 W. Brown Deer Road

Milwaukee, WI  53223

REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).  Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedules

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Audit and Compliance Committee of the Board of Directors of Badger Meter, Inc.

Badger Meter Employee Savings and Stock Ownership Plan

Milwaukee, WI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018 and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2004.

Milwaukee, Wisconsin

June 14, 2019

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2018

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$2,849,335	$103,464,369	$106,313,704
Fully benefit-responsive investment contract at contract value	—	20,988,370	20,988,370
Company contributions receivable	—	2,973,545	2,973,545
Employee contributions receivable	—	7,828	7,828
Interest and dividends receivable	8,637	9,403	18,040
Notes receivable from participants	—	1,243,112	1,243,112
Total assets	2,857,972	128,686,627	131,544,599
Liabilities:
Notes payable	(307,207)	—	(307,207)
Net assets available for benefits	$2,550,765	$128,686,627	$131,237,392

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2017

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$3,951,561	$103,835,024	$107,786,585
Fully benefit-responsive investment contract at contract value	—	20,230,008	20,230,008
Company contributions receivable	—	2,835,082	2,835,082
Employee contributions receivable	—	127,350	127,350
Pending trades	—	242,772	242,772
Interest and dividends receivable	28	8,570	8,598
Notes receivable from participants	—	1,315,039	1,315,039
Total assets	3,951,589	128,593,845	132,545,434
Liabilities:
Notes payable	(460,811)	—	(460,811)
Benefits payable	—	(389,285)	(389,285)
Net assets available for benefits	$3,490,778	$128,204,560	$131,695,338

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

	Unallocated	Allocated	Total
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$75,714	$(6,016,145)	$(5,940,431)
Interest	8,874	578,248	587,122
Dividends	32,055	1,337,002	1,369,057
Total investment income (loss)	116,643	(4,100,895)	(3,984,252)
Contributions:
Company	169,853	2,973,545	3,143,398
Roll overs	—	1,151,728	1,151,728
Participants	—	4,874,171	4,874,171
Asset transfer into Plan	—	6,536,144	6,536,144
Total contributions	169,853	15,535,588	15,705,441
Interest income on notes receivable from participants	—	50,778	50,778
Total additions	286,496	11,485,471	11,771,967
Deductions:
Benefits paid to participants	—	12,211,364	12,211,364
Interest expense	16,249	—	16,249
Loan fees	—	2,300	2,300
Total deductions	16,249	12,213,664	12,229,913
Allocation of shares and cash transfer	(1,210,260)	1,210,260	-
Net (decrease) increase	(940,013)	482,067	(457,946)
Net assets available for benefits:
Balance at beginning of year	3,490,778	128,204,560	131,695,338
Balance at end of year	$2,550,765	$128,686,627	$131,237,392

See accompanying notes to financial statements.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (“the Plan”) is for general information purposes only.  Participants should refer to the summary plan description for a more complete description of the Plan.  The Plan has three components:  a 401(k) savings component, a leveraged employee stock ownership plan (“ESOP”) component, and a defined contribution component.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

Substantially all employees of Badger Meter, Inc. (the “Company”) in the United States are eligible to participate in the Plan.

Contributions

Participants may elect to contribute up to 20% of their eligible compensation to the 401(k) savings component of the Plan, subject to amounts allowable by the Internal Revenue Service (“the IRS”).  Participants do not contribute to the ESOP or defined contribution components of the Plan.  Rollover contributions consist of participant's transfers of balances into the Plan from other qualified plans.

The Company may make a discretionary matching contribution to the 401(k) component of the Plan.  In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service.  The Company made a matching contribution to participant accounts in 2018 equal to 25% of the first 7% of participants’ compensation, or 25% of the participant’s contribution, whichever is less.

Contributions of $2,973,545 for 2018 were accrued in 2018 and paid in early 2019 for participants in the defined contribution component, which is equal to 5% of the participants' eligible compensation up to the 2018 IRS social security wage base of $128,400 subject to the maximum compensation limit of $275,000.  Those participants who earn more than the social security wage base receive an additional 2% contribution for earnings over that base.  Contributions of $2,835,082 for 2017 were accrued in 2017 and paid in early 2018 for participants in the defined contribution component.

The Company may make additional discretionary contributions to the Plan.  Other discretionary contributions, if any, are allocated at the discretion of the Plan Administrator.  The required loan payment resulted in 7,682 excess shares to be released in 2019 for the 2018 match.  This additional contribution was allocated on a per capita basis per the Plan document.  No other additional discretionary contributions were made by the Company to the Plan in 2018.

Dividends on unallocated shares of the Company’s common stock within the ESOP component are allocated as an additional employer contribution to all participants’ accounts equally on an annual basis.

Fixed principal payments and interest payments are made by the Plan on the note payable to the Company (see Note 5).  The unallocated shares of the Company’s common stock, which serve as collateral on the note payable, are released and allocated to participant accounts on an annual basis.  The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares.  The Company is obligated to contribute sufficient cash to the Plan to enable it to repay its loan principal and interest.

In 2018, the Company completed the termination of its non-contributory defined benefit pension plan. In connection with the termination, lump-sum distributions were made in the second quarter of 2018 to individuals who elected lump-sum distributions, including rolling over their accounts or transferring them to the Plan.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1Description of the Plan (Continued)

As a result, a contribution of $6,536,144 was made during 2018 as reflected on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018.

Participant Accounts

Each participant’s account is credited with:

•	the participant’s contributions,
•	the Company’s matching contribution,
•	the Company’s defined contribution,
•	an allocation of the Company’s discretionary contribution, if any,
•	dividends on the Company’s unallocated common stock shares, if any,
•	the Plan earnings, and
•	any rollovers initiated by participants.

The Company’s discretionary contribution (excluding the matching contribution and dividends on unallocated shares) is based upon eligible participant compensation.  Dividends on the Company’s unallocated common stock are allocated equally to all participants’ accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in their contributions and related earnings.  There is a three-year cliff vesting requirement for Company contributions and related earnings in the defined contribution component of the Plan.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account is distributed in a single lump sum.  Distributions are generally made within the year following termination of service at the participant’s request.  At the participant’s option, distributions can be delayed for balances greater than $5,000.  Final distributions from the ESOP component of the Plan can be made in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment or termination of the Plan, except for financial hardship, a one-time distribution after age 59½ or in the form of loans to the participant.  The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence or other financial need as allowed under the IRS regulations.  All withdrawals are subject to approval by the Plan Administrator.

Forfeitures

For 2018 and 2017, respectively, Company contributions were reduced by $74,910 and $65,375 of forfeitures.  Unallocated forfeitures were $74,910 and $65,375 as of December 31, 2018 and 2017, respectively.

Badger Meter Employee Savings and Stock Ownership Plan

Note 1Description of the Plan (Continued)

Investment Options

The Plan provides for various investment options in mutual funds, Company common stock and a general investment account with an insurance company.  Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund (the “Stock Fund”), which is a unitized fund comprised primarily of the Company’s common stock and a money market fund.  Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance subject to certain criteria.  Note maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plans.  The notes bear interest at rates that range from 3.25% to 5.25%, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator.  Principal and interest is repaid ratably through monthly payroll deductions.

Amounts loaned to a participant do not share in Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.

Note 2Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.  Fully benefit-responsive investment contracts (“FBRICs”) are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investment Valuation and Income Recognition

With the exception of FBRICs, the Plan’s investments are stated at fair value, as further defined in Note 3.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net investment income (loss) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2018 and 2017.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from these estimates and are subject to change in the near term.

Badger Meter Employee Savings and Stock Ownership Plan

Note 2Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Expenses

Expenses related to the administration of the Plan are paid by the Company.  Investment expenses are paid by the Plan and reimbursed by the Company at its discretion.  Loan fees are charged to the participant’s account requesting the loan.  Investment related expenses of $161,588 are included in the 2018 net appreciation (depreciation) of fair value of investments, as they are paid through revenue sharing.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 3Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels:  Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority.  Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares.  Shares of the Company’s common stock are valued at quoted market prices.  The Stock Fund is a unitized fund.  The Stock Fund consists of the Company’s common stock and short-term cash equivalents which provide liquidity for trading.  The common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximate fair value.

The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

		Fair Value
		Measurements Using:
December 31, 2018	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$75,250,555	$75,250,555	$—	$—
Company common stock	2,816,878	2,816,878	—	—
Stock fund: common stock	27,834,406	27,834,406	—	—
Stock fund: cash equivalent	411,865	411,865	—	—
Total	$106,313,704	$106,313,704	$—	$—

Badger Meter Employee Savings and Stock Ownership Plan

Note 3Fair Value Measurements (Continued)

		Fair Value
		Measurements Using:
December 31, 2017	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$74,435,146	$74,435,146	$—	$—
Company common stock	3,911,331	3,911,331	—	—
Stock fund: common stock	29,097,198	29,097,198	—	—
Stock fund: cash equivalent	342,910	342,910	—	—
Total	$107,786,585	$107,786,585	$—	$—

Note 4Investments

Investment Contract with Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”).  Mass Mutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The general investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the general investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

This contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned.  The average yields for 2018 and 2017 were 3.00%.  The interest rates earned as of December 31, 2018 and 2017 were 3.00%.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  These events include, but are not limited to, the following:  (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Note 5Note Payable – Related Party

In 2010, the Company restructured the outstanding debt of the Plan by loaning the Plan $0.5 million to repay a loan to a third party and loaning the Plan an additional $1.0 million to purchase additional shares of the Company’s common stock for future 401(k) savings plan matches under a program that will expire on December 31, 2020.  The Plan purchased common stock of the Company in the open market using proceeds from borrowings from the Company.

Badger Meter Employee Savings and Stock Ownership Plan

Note 5Note Payable – Related Party (Continued)

At December 31, 2018 and 2017, the outstanding balances on the note payable to the Company were $307,207 and $460,811, respectively.  The terms on the note payable require the Plan to make annual principal payments of $153,604 through 2020.  In December 2018, the Plan paid $153,604 for the payment of the 2018 Plan year.  Interest is payable annually and is based on the one-month LIBOR rate plus 1.50% (effective rate of 3.85% at December 31, 2018).  The note payable is secured by the unallocated shares of the Company’s common stock held by the Plan.  The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the principal and interest.

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings. The pledged unallocated shares of the Company’s common stock are released as principal and interest payments are made on the note payable.  The shares released are allocated to the participants’ accounts when authorized by the Company.

At December 31, the Plan’s investment in allocated and unallocated shares of the Company’s common stock was as follows:

	2018
	Shares	Cost	Fair Value
Allocated	565,625	$5,434,225	$27,834,406
Unallocated	57,242	374,466	2,816,878
Total	622,867	$5,808,691	$30,651,284
Per share			$49.21

	2017
	Shares	Cost	Fair Value
Allocated	608,728	$5,785,777	$29,097,198
Unallocated	81,827	535,297	3,911,331
Total	690,555	$6,321,074	$33,008,529
Per share			$47.80

In 2019, 16,532 shares of the Company's common stock with a fair value of $813,540 were released and allocated to satisfy the Company's 2018 matching contribution obligation.  In 2018, 15,571 shares of the Company’s common stock with a fair value of $744,317 were released and allocated to satisfy the Company’s 2017 matching contribution obligation.

Note 6Income Tax Status

The Plan has received a determination letter from the IRS dated August 21, 2017, stating that the Plan was qualified under Section 401(a) and 401(k) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain income tax positions.  The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2015.

Badger Meter Employee Savings and Stock Ownership Plan

Note 7Related Party Transactions

The Plan holds the Company’s common stock.  The Company is the employer and Plan Administrator.  Transactions in the Company’s common stock are party-in-interest transactions.

The Plan earned dividends in 2018 of $370,096 on the Company stock.  In 2018, no Company shares were purchased by the Plan.  The Plan received proceeds from the sale of Company shares of $3,241,930, and realized a gain of $2,729,547 on these sales.  The sales were participant directed transactions in 2018.

Certain Plan investments are units of mutual funds managed by the Plan’s Trustee.  These investments, the Company’s common stock and notes receivable from participants are party-in-interest transactions.  The Plan Trustee charged $2,300 in participant loan fees in 2018.

Note 8Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  Unallocated shares are voted by the Plan Administrator on behalf of the collective best interest of Plan participants and beneficiaries.

Supplemental Schedule

Badger Meter Employee Savings and Stock Ownership Plan

Schedule H Item 4i- Schedule of Assets (Held at End of Year)

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2018

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Badger Meter, Inc. Common Stock	Common Stock	$374,466	$2,816,878
*	Badger Meter, Inc. Common Stock Fund	Common Stock	**	28,222,866
	Massachusetts Mutual Life Insurance Company Insurance Contract	General Investment Account	**	20,988,370
	Vanguard Small-Cap Value Index Fund	Mutual Fund	**	4,759,793
	Vanguard Small-Cap Index	Mutual Fund	**	415,871
	Vanguard Explorer Fund	Mutual Fund	**	3,483,762
	Baird Core Plus Bond Fund	Mutual Fund	**	6,264,332
	Vanguard Developed Markets Index	Mutual Fund	**	2,591,331
	Artisan International Fund, Inc.	Mutual Fund	**	1,636,245
*	BMO Balanced Allocation Fund	Mutual Fund	**	9,788,348
*	BMO Growth Allocation Fund	Mutual Fund	**	3,617,277
*	BMO Aggressive Allocation Fund	Mutual Fund	**	4,603,876
	Vanguard Mid Cap Index Fund	Mutual Fund	**	252,207
	Vanguard Mid Cap Value Index Fund	Mutual Fund	**	3,060,147
	Wells Fargo Advantage Discovery	Mutual Fund	**	4,679,040
	T Rowe Price Growth	Mutual Fund	**	5,333,846
	Dodge & Cox Stock Fund	Mutual Fund	**	4,783,238
	Vanguard 500 Index Fund	Mutual Fund	**	4,376,522
	Fidelity Freedom 2040	Mutual Fund	**	3,495,625
	Fidelity Freedom 2050	Mutual Fund	**	1,630,467
	Fidelity Freedom 2010	Mutual Fund	**	955,601
	Fidelity Freedom 2020	Mutual Fund	**	3,499,860
	Fidelity Freedom 2030	Mutual Fund	**	5,275,698
*	BMO Moderate Allocation Fund	Mutual Fund	**	747,469
*	Federated Government Obligation	Cash Equivalent	**	23,405
*	Notes Receivable from participants-interest rate range from 3.25% to 4.25%	Participant loans	**	1,243,112
	Total Assets (Held at End of Year)			$128,545,186

*	Party-in-interest
**	Cost information not required for participant-directed investments

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan

Dated: June 14, 2019	By:	/s/ Robert A. Wrocklage
Robert A. Wrocklage
Plan Administration Committee Member

	By:	/s/ Daniel R. Weltzien
Daniel R. Weltzien
Plan Administration Committee Member

	By:	/s/ Trina L. Jashinsky
Trina L. Jashinsky
Plan Administration Committee Member

	By:	/s/ Karen M. Bauer
Karen M. Bauer
Plan Administration Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm